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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

APPALACHIAN BANCSHARES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

0001019883

(Cusip Number)

Tracy R. Newton
Appalachian Bancshares, Inc.
829 Industrial Boulevard
Ellijay, Georgia 30540
(706) 276-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001019883

1.	Name of Reporting Person: Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 218,558

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 218,558

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 218,558

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.2%

14.	Type of Reporting Person (See Instructions): EP

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Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Appalachian Bancshares, Inc. (the “Issuer,” or the “Company”), a Georgia corporation, whose principal executive offices are located at 829 Industrial Boulevard, Ellijay, Georgia 30540.

Item 2.	Identity and Background
(a) This Schedule 13D is filed by the Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan (the “Plan”).

(b) The Plan’s address is Box G, 829 Industrial Boulevard, Ellijay, Georgia 30540.

(c) The Plan is a defined contribution 401(k) Employee Stock Ownership Plan established for the exclusive benefit of eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

(d) The Plan has not been convicted in a criminal proceeding during the last five years.

(e) The Plan has not been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The Plan’s source of funds for purchasing Common Stock arises from those contributions to the Plan that are specified by participants to be used for investment in Common Stock, or that come directly from the Company. Each year, participants in the Plan may contribute up to 10 percent of their pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan, which include Common Stock and twelve mutual funds. In addition, all Company contributions to the Plan, including profit sharing and supplemental contributions, are invested directly in Common Stock.

Item 4.	Purpose of Transaction
The acquisition of Common Stock by the Plan is for investment purposes. Except in the ordinary course of business, the Plan has not formulated any plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the Company’s present capitalization or dividend policy; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s articles, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer
(a) The Plan beneficially owns 218,558 shares of Common Stock, or approximately 7.2% of the outstanding shares of Common Stock.

(b) The Company, as Trustee of the Plan, has the sole power to vote, or direct the vote of, 218,558 shares of Common Stock. Similarly, the Company, as Trustee of the Plan, has the sole power to dispose of, or direct the disposition of, 218,558 shares of Common Stock. Consequently, under the Plan, the Company’s Board of Directors, which currently consists of nine (9) members, has the sole power to vote and dispose of, or direct the vote and disposition of, the shares of Common Stock held by the Plan. A majority vote of the Board of Directors, where a quorum is present, is required to exercise these powers.

(c) the Plan has not participated in any transactions in Common Stock that were effected during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to the Pentegra Services, Inc. Employees’ Savings & Profit Sharing Plan and the Adoption Agreement for Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan & Trust, which documents collectively govern the Plan (see Exhibits 10.1 and 10.2), shares of Common Stock owned by the Plan are voted by the Company, as Trustee of the Plan. Accordingly, the power to vote or direct the vote of shares owned by the Plan resides with the Board of Directors of the Company. The Board of Directors also has the sole power to dispose of the shares owned by the Plan. Each member, however, does not individually control the vote or disposition of the shares owned by the Plan since such decisions must be approved by a majority vote of the Board of Directors.

Item 7.	Material to Be Filed as Exhibits
The following exhibits hereby are incorporated by reference.

Exhibit No.	Description

10.1	Adoption Agreement for the Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan (previously filed as Exhibit 10.1 to the Company’s Form 11-K filed on July 17, 2002).

10.2	Pentegra Services, Inc. Employees’ Savings & Profit Sharing Plan Basic Plan Document, and the following related documents: Trust Agreement by and between Appalachian Bancshares, Inc. and the Bank of New York; Custody Agreement by and between Tracy R. Newton, Kent W. Sanford and Joseph Hensley, as Trustee on behalf of the Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan, and the Bank of New York (with Letter Notification to the Bank of New York providing an updated list of members of the Administrative Committee); and the Internal Revenue Service Favorable Approval Letter of the Pentegra Services, Inc. Prototype Non- Standardized Profit Sharing Plan (previously filed as Exhibit 10.2 to the Company’s Form 11-K filed on July 17, 2002).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan

Date: March 21, 2003	By:	/s/ Tracy R. Newton

	Name:	Tracy R. Newton

	Title:	President and Chief Executive Officer of Appalachian Bancshares, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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